

Via fax (650) 645-3700

June 7, 2010

Peter I. Cittadini
President and CEO
Actuate Corporation
2207 Bridgepointe Parkway, Suite 500
San Mateo, CA. 94404

      Re: **Actuate Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2009
                Filed March 10, 2010
                Form 10-Q for the Quarter Ended March 31, 2010
                Filed May 7, 2010
                Form 8-K Filed May 3, 2010
                Form 8-K Filed February 2, 2010
                File No. 000-24607

Dear Mr. Cittadini:

      We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Judgments and Estimates

Valuation of Goodwill, page 39

1.   We note your discussion regarding the valuation of goodwill as a critical accounting policy on page 39. Please tell us your consideration to include a description of the

methods and key assumptions used to determine the fair value of your reporting unit. Also, please clarify whether you have determined that the estimated fair value substantially exceeds the carrying value of your reporting unit and if so please disclose this determination in future filings. To the extent that your reporting unit has an estimated fair value that is not substantially in excess of the carrying value and is at potential risk of failing step one of your goodwill impairment analysis, please tell and disclose the following in future filings:

- the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of most recent test;
- discuss the degree of uncertainty associated with the key assumptions used in determining the fair value of your reporting unit; and
- describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value

Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Results of Operations

General and Administrative, pages 46 and 47

2. We note that the general and administrative expenses increased in 2009 primarily due to legal fees of approximately $3 million related to contract compliance matters. We also note disclosures in your March 31, 2010 Form 10-Q regarding an additional $2.4 million of legal fees. Please explain further the nature of these expenses and why they were incurred and tell us if you expect to incur similar expenses in the future. In addition, we note references to your litigation with Oracle in certain analyst reports, however, you have not provided any disclosure regarding material litigation matters under Item 3. Please explain why and tell us how you considered disclosing the nature and reasons for these expenses in MD&A.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 60

3. We note you had losses for the last three years due to foreign exchange rate fluctuations. As some of those losses appear to be material to your net income and earnings per share, tell us how you considered providing a sensitivity analysis or other quantitative presentation of the potential impact of changes in foreign exchange rates pursuant to Item 305 (a)(1) of Regulation S-K.

Item 9A. Controls and Procedures, page 61

4. We note your statement that "A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." If you continue to use the "reasonable assurance" language, you should state, if true, that your disclosure controls and procedures are *designed* to provide

reasonable assurance of achieving their objectives and that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Tell us what consideration to gave to providing such disclosure. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

5.   Your report should include a statement that the registered public accounting firm that audited your financial statements has issued an attestation report on the company's internal control over financial reporting. Tell us how you considered providing such disclosures. We refer you to Item 308(a)(4) of Regulation S-K.

Part III, page 62

Item 13. Certain Relationships, Related Transactions and Director Independence (incorporated by reference from definitive proxy statement filed on April 15, 2010)

Election of Directors

Board of Directors Leadership Structure, Risk Management, Meetings and Committees

Risk Management, page 4

6.   We note your disclosure in response to Item 402(s) of Regulation S-K that your compensation programs are not reasonably likely to have a material adverse effect on the company. Please describe the process you undertook to reach that conclusion.

Certain Relationships, Related Transactions and Director Independence, page 27

7.   We note your disclosure pursuant to Item 404(b)(1)(ii) of Regulation S-K. Please confirm that in future filings you will provide disclosure regarding the standards you apply to related party transactions pursuant to your Audit Committee charter.

Consolidated Balance Sheets, page F-4

8.   We note from your disclosures on page F-8 that during the first quarter of fiscal 2009, you adopted the guidance for non-controlling interests in subsidiaries as issued by the FASB. Tell us how you considered the guidance in ASC 810-10-45-16 through 45-24 to report the non-controlling interest as part of the equity of the consolidated group and to attribute the net income and comprehensive income to both the parent and the non-controlling interest. We refer you to the disclosure examples in ASC 810-10-55-4I through 4J. Please provide your proposed revised disclosures and tell us how you intend to comply with this guidance. Also, to the extent that you did not acquire a 100% interest in Xenos, tell us how you have reflected the non-controlling interest for this recent acquisition in your March 31, 2010 financial statements.

Note 1. Summary of Significant Accounting Policies

Revenues, page F-9

9.   We note for certain license transactions, including OEM and site licenses, the company
        uses a "stated maintenance renewal" approach to establish VSOE of fair value for
        maintenance. Tell us how you considered ASC 985-605-25-67 in determining that the
        renewal rates were substantive.   In this regard, please provide the range of renewal rates
        and tell us what percentage of your customers actually renews at the stated renewal rates.
        Also, tell us how the stated renewal rates compare to your normal pricing practices are
        and explain how you account for contracts that have stated renewal rates either above or
        below this normal range.

Note 10. Restructuring Charges, page F-31

10.   We note the restructuring accrual activity on page F-33 includes increases to the liability
        for "rents collected on the sublease." Please explain further why the subleased rental
        income would increase the accrued restructuring liability. To the extent that the sublease
        payments received were used to offset the company's rental "cash payments" then tell us
        your consideration to clarify your disclosures to either net the rental collections against
        cash payments or provide a footnote explanation to the table.

Form 10-Q for March 31, 2010

Item 4. Controls and Procedures, page 35

11.   We note your disclosure controls and procedures "were effective to provide reasonable
        assurance that information required to be disclosed in the reports Actuate files and
        submits under the Exchange Act are recorded, processed, summarized and reported as
        and when required." Please revise to clarify, if true, that your officers concluded that
        your disclosure controls and procedures are also effective to ensure that information
        required to be disclosed in the reports that you file under the Exchange Act is
        accumulated and communicated to your management, including your Chief Executive
        Officer and Chief Financial Officer, to allow timely decisions regarding required
        disclosure. Alternatively, you could remove the wording of the definition, since you have
        already included a reference to Rules 13a-15(e) and 15d-15(e). We refer you to
        Exchange Act Rule 13a-15(e).

Form 8-K Filed May 3, 2010

12.   We note your disclosures regarding non-GAAP operating margins and non-GAAP EPS,
        which exclude certain litigation expenses of $2.5 million as well as your discussion on
        non-GAAP operating income for the first quarter of fiscal 2010 compared to the first
        quarter of fiscal 2009. If you continue to use these measures, you should provide a
        reconciliation of the difference between each non-GAAP measure and the comparable

GAAP measure. Please tell us how you intend to comply with the disclosure requirements of Regulation G in your future Form 8-K filings.

Form 8-K Filed February 2, 2010

13.   We note your Form 8-K dated February 1, 2010 regarding the acquisition of Xenos, where you indicate the Item 9.01(a) and 9.01(b) information will be filed by amendment in not later than 71 calendar days. Please tell us why you have not yet filed such Form 8-K. If you believe the acquisition does not meet the significance test of Rule 1-02(w) of Regulation S-X then please provide us with your calculations of the significance tests to support your omission of the financial statements required by Rule 3-05 of Regulation S-X and the related pro forma information as required by Article 11 of Regulation S-X.

* * * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide, a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Benton, Staff Accountant, at (202) 551-3804 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to David Orlic, Staff Attorney, at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief